UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒             Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Directors and Senior Management

On June 29, 2018, Atento, S.A. (the “Company”) announced that Dimitrius de Oliveira has been appointed the Regional Managing Director of the Company in Brazil effective as of July 2, 2018. He replaces Mario Cámara, who has held the position of Atento Brazil Managing Director since March 2016. Mr. Oliveira will also serve on the Company´s Executive Committee.

On June 29, 2018 the Company also issued a press release announcing these matters, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: June 29, 2018